

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2017

R. Bradley Gray
President and Chief Executive Officer
NanoString Technologies, Inc.
530 Fairview Avenue North
Seattle, Washington 98109

      Re: NanoString Technologies, Inc.
           Registration Statement on Form S-3
           Filed August 30, 2017
           File No. 333-220255

Dear Mr. Gray:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed August 30, 2017

Information Incorporated by Reference, page 10

1.   Please incorporate by reference your Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 and your Current Reports on Form 8-K filed on May 10 and June 2, 2017.

Exhibits

2.   We note your indication that you may file Exhibits 25.1 and 25.2 by amendment or as exhibits to a report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act and incorporated by reference to this registration statement. Please note that you must separately file the Form T-1s under the electronic form type "305B2" and not in an

amendment or in a Form 8-K. For guidance, please refer to Question 206.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm. Please revise your exhibit index accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at (202) 441-6553 or Erin Jaskot at (202) 551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Michael Nordtvedt - Wilson Sonsini Goodrich & Rosati, P.C.